Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)

(unaudited)

		Year ended December 31,
	Three months ended March 31, 2010	2009	2008	2007	2006	2005

Pre-tax income from continuing operations	$156,735	$493,705	$473,496	$358,434	$212,543	$59,995

Plus (less): Noncontrolling interest (income) expense in pre-tax income of subsidiaries that have not incurred fixed charges	(2,355)	1,834	—	—	—	—

Add: Fixed Charges:
Total interest expense	7,110	22,922	19,573	18,641	231	613
Interest factor in rents	1,248	5,821	3,920	3,341	1,119	905

Total fixed charges	8,358	28,743	23,493	21,982	1,350	1,518

Earnings	$162,738	$524,282	$496,989	$380,416	$213,893	$61,513

Ratio of earnings to fixed charges	19.5	18.2	21.2	17.3	158.4	40.5